legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

June 19, 2012

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4720

Washington, D.C. 20549-3561

Re:	Stark Beneficial, Inc.
Form 10-12G
Filed June 5, 2012
File No. 000-54731

Dear Mr. Spirgel:

We have electronically filed herewith on behalf of Stark Beneficial, Inc. (the “Registrant”) Amendment No. 1 to the above-referenced Form 10. This Amendment No. 1 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to the Registrant dated June 19, 2012. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status;
•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
•	State your election under Section 107(b) of the JOBS Act:
o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or
o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

June 19, 2012

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response 1: Amendment No. 1 has been so revised.

Item 11. Description of Registrant’s Securities to be Registered, page 23

2.	Revise the information regarding authorized and issued shares of preferred stock to account for the May 23, 2012 amendment to your certificate of incorporation and the issuance of 5,000,000 shares of Series B Preferred stock on or near May 23, 2012.

Response: Amendment No. 1 has been so revised.

Item 15. Financial Statements and Exhibits, page 25

3.	Please file all exhibits listed under the exhibit index. Refer to Item 601 of Regulation S-K.

Response: The Exhibits have been filed with Amendment No. 1.

Stark Beneficial, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.

Legal & Compliance, LLC

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel, Assistant Director

Securities and Exchange Commission

June 19, 2012

By:	/s/ Laura Anthony
Laura Anthony, Esq.

Stark Beneficial, Inc.

By:	/s/ Michael Anthony
Michael Anthony

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832